QuickLinks

United States Securities and Exchange Commission
Washington, D.C. 20549
  Statement of Changes in Beneficial Ownership

FORM 4		OMB APPROVAL
/x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB Number:3235-0287 Expires: September 30, 1998 Estimated Average Burden Hours Per Response 0.5

1. Name and Address of Reporting Person* Lareau Richard G.	2. Issuer Name AND Ticker or Trading Symbol Merrill Corporation (MRLL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last)(First)(Middle) Plaza VII, Suite 3400 45 South Seventh Street (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 11/1999	/x/ Director / / Officer (give title below)	/ / 10% Owner / / Other (specify below)
Minneapolis, MN 55402 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) /x/ Form filed by One Reporting Person / / Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

		3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)					7. Nature of Indirect Beneficial Ownership (Instr. 4)
							6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)					5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
		Code V	Amount	(A) or (D)	Price

Common Stock	11-23-99	D	106,415	D	$22.00	0	D

Common Stock	11-23-99	D	22,000	D	$22.00	0	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*
If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

(Over)
SEC 1474 (7-96)

Form 4 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

						6. Date Exercisable and Expiration Date (Month/Day/Year)
	2. Conversion or Exercise Price of Derivative Security		4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
1. Title of Derivative Security (Instr. 3)		3. Transaction Date (Month/Day/Year)				Date Exercisable	Expiration Date
			Code V	(A)	(D)

Director Stock Option (Right to Buy)	$11.9688(1)	11-23-99	D		6,000		5-21-2006

Director Stock Option (Right to Buy)	$12.625(1)	11-23-99	D		6,000		5-20-2007

Director Stock Option (Right to Buy)	$21.375	11-23-99	D		4,000		5-28-2008

Director Stock Option (Right to Buy)	$16.25	11-23-99	D		4,000		6-2-2009

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
				10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
Title	Amount or Number of Shares	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)		11. Nature of Indirect Beneficial Ownership (Instr. 4)

Common Stock	6,000(1)	$10.0312	0	D

Common Stock	6,000(1)	$9.375	0	D

Common Stock	4,000	$0.625	0	D

Common Stock	4,000	$5.75	0	D

Explanation of Responses:

(1)
Adjusted to reflect a 2-for-1 stock split in the form of a 100% stock dividend October 15, 1997.

/s/ Richard G. Lareau	12-10-99
**Signature of Reporting Person	Date
**
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)

QuickLinks

United States Securities and Exchange Commission Washington, D.C. 20549 Statement of Changes in Beneficial Ownership
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)